EXHIBIT 99.1

AUSTRALIA ACQUISITION CORP. TO INCENTIVIZE SHAREHOLDERS TO APPROVE EXTENSION RELATED AMENDMENT
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Eligible shareholders will be entitled $0.05 per ordinary share per month and 1/200th of an ordinary share per month for each ordinary share held
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Voting Does Not Impact a Shareholder's Right to Tender Shares

Melbourne, Australia, August 8, 2012 – Australia Acquisition Corp. (“AAC” or the “Company”; NASDAQ: AAC; AACOW; AACOU) announced today that shareholders that vote to approve the extension of its termination date will be eligible to receive certain benefits.

As previously disclosed, a special meeting of shareholders will be held on August 13, 2012 to consider an amendment to the Company’s articles of association and related documents (the “Extension Related Amendments”).  Shareholders will be asked to approve the extension of AAC’s termination date to November 15, 2012 to ensure that AAC has sufficient time to close its recently announced transaction with Harbinger Capital Partners.

“We remain excited by this opportunity and are encouraged by the continued support of our shareholders,” said Peter Ziegler, Chairman and Chief Executive Officer of Australia Acquisition Corp.  “We have been in close contact with Harbinger during this process and are offering this incentive to ensure that we move this transaction forward in the most efficient and timely manner.”

Provided that the Extension Related Amendments are approved by the shareholders, each eligible shareholder that votes to approve, or “FOR,” the Extension Related Amendments will be entitled to the following consent fee (the “Consent Fee”):

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US$0.05 per ordinary share, per month, commencing August 15, 2012, until the earlier of (i) a Business Transaction (as defined in the Company’s articles of association) is consummated or (ii) October 15, 2012, payable in advance each month. For the avoidance of any doubt, holders shall be entitled to a maximum of three such payments.

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1/200th of an ordinary share per month for each ordinary share held, contingent upon the consummation by the Company of its initial Business Transaction, to be delivered as soon as reasonably practicable after the consummation of such Business Transaction. Such ordinary shares will be issued in accordance with, and subject to, applicable law (including, without limitation, U.S. securities laws) and the Company’s articles of association (including any necessary amendments thereto in connection therewith). For the avoidance of any doubt, holders shall be entitled to a maximum of 3/200th of an ordinary share per ordinary share.

Certain parties associated with the Company have agreed to provide prior to August 15, 2012 the funds necessary to pay the cash portion of the Consent Fee. The funds necessary to pay the cash portion of the Consent Fee will not come from the Company’s trust account and shall be payable separate and apart from, and in addition to, any funds payable from the Company’s trust account.

Only shareholders who vote in favor of, or “FOR,” the Extension Related Amendments will be eligible to receive the Consent Fee, subject to the terms and conditions described above. Holders of ordinary shares that vote “FOR” the Extension Related Amendments will remain eligible to have their shares redeemed (i) in the Company’s tender offer for ordinary shares issued in the initial public offering related to the Company’s proposed Business Transaction and (ii) if a Business Transaction has not been consummated by November 15, 2012 and the Company is thereafter liquidated and dissolved in accordance with its articles of association.

Any holder who has already submitted a proxy card may still change their vote using their voting control number until midnight Eastern Standard Time on Thursday, August 9, 2012.
The special meeting will be held at Level 9 Podium, 530 Collins Street, Melbourne VIC 3000 Australia at 8 a.m. Australia Eastern Standard Time on August 13, 2012.

About Australia Acquisition Corp.

Australia Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination.  Australia Acquisition Corp. is a Cayman Islands corporation formed in 2010 with Peter Ziegler as its Chairman and Chief Executive Officer, Charbel Nader as its Executive Vice President, and Stephen Streeter as its Chief Financial Officer and Executive Vice President.

DISCLAIMER

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No public offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or pursuant to an exemption therefrom.

NO ASSURANCES

There can be no assurances that the proposed transaction will be completed, nor can there be any assurance, if the transaction is completed, that the potential benefits will be realized. The references herein to the proposed transaction are qualified in their entirety by reference to the definitive agreements relating to the transaction, copies of which were filed by the Company with the SEC on July 11, 2012 as exhibits to the Company’s Report on Form 6-K.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

AAC previously filed with the SEC a tender offer statement on Schedule TO, and Offer to Purchase and related documentation, dated July 17, 2012, relating to its tender offer for outstanding securities of AAC. Nothing contained herein constitutes an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy AAC’s securities have been made pursuant to the Offer to Purchase dated July 17, 2012, the related form of Letter of Transmittal, and the related materials that AAC has filed with the SEC and provided to holders of its shares.  The tender offer statement on Schedule TO filed with the SEC on July 17, 2012 contains important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials have been provided free of charge to all holders of AAC’s shares. In addition, all of these materials (and all other materials filed by AAC with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by AAC by directing a request to Australia Acquisition Corp., Level 9 Podium, 530 Collins Street, Melbourne VIC 3000, Australia.  Security holders of AAC are urged to read the tender offer documents and the other relevant materials before making any investment decision with respect to the tender offer because they contain important information about the tender offer, the business combination transaction and the parties to the transaction.

PARTICIPANTS IN THE TENDER OFFER

Australia Acquisition Corp. and its directors and officers may be deemed participants in the tender offer with respect to the transaction. A list of the names of those directors and officers and a description of their interests in Australia Acquisition Corp. is contained in AAC’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011 which was filed with the SEC, and are also contained in the Schedule TO, Offer to Purchase dated July 17, 2012 and other related documents, and other documents relating to the business combination.

Contacts:

Investor Inquiries
KCSA Strategic Communications
Todd Fromer / Rob Fink
212.896.1215 / 212.896.1206
rfink@kcsa.com

Media Inquiries
For Australia Acquisition Corp.
KCSA Strategic Communications
Lewis Goldberg
212.896.1216
lgoldberg@kcsa.com